February 26, 2016

VIA EDGAR AND FEDERAL EXPRESS

Mr. David L. Orlic, Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Stop 4631

Washington, D.C. 20549

Re:	Deer Valley Corporation
Rule 13e-3 Transaction Statement on Schedule 13E-3
File No. 005-37539
Preliminary Information Statement on Schedule 14C
File No. 000-05388

Dear Mr. Orlic:

On behalf of Deer Valley Corporation (the “Company”), this letter responds to the comments the United States Securities and Exchange Commission provided by letter dated February 17, 2016 regarding the Company’s Rule 13e-3 Transaction Statement on Schedule 13e-3 and Preliminary Information Statement on Schedule 14C. Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Cover Page

1. Please explain the reference to Rule 14c-2(f)

Response

This reference was made in error and has been deleted.

Maintaining the status quo, page 10

2. We note the statement that the board of directors believed that maintaining the status quo would be detrimental to all stockholders, due in part to the operating losses of the company. Please describe these operating losses with more specificity.

Response

This reference was made in error and has been deleted. The Company has not had recent operating losses.

Fairness of the Reverse/Forward Split to Stockholders, page 10

3. When discussing the Discounted Cash Flow method, please disclose the net cash flow forecast, discount rate, and terminal values used.

Response

The requested information has been included.

4. In the “market-based business valuation,” please disclose the comparison group and the valuation multiples used.

Response

The requested information has been included.

5. Please disclose all inputs used in the Asset Approach, including “the financial forecasts.” We note that all financial projections prepared by or on behalf of the company that are related to the transaction must be disclosed.

Response

The requested information has been included.

Indicated Business Value: $11,323,027, page 12

6. Please disclose the average closing price since January 2, 2015 in the third paragraph following this heading.

Response

The requested information has been included.

Security Ownership of Certain Beneficial Owners and Management, page 20

7. Please disclose the natural persons who have beneficial ownership of the outstanding common stock held by Peerless Systems Corporation. Please also provide Instruction C information with respect to the executive officers and directors of this entity.

Response

We have listed the directors and executive officers of Peerless Systems Corporation. Anthony J. Bonidy and Lodovico de Visconti, each a member of the Board of Directors of Deer Valley Corporation, are the sole members of the Board of Directors of Peerless Systems Corporation and the sole officers of Peerless Systems Corporation. Information concerning Anthony J. Bonidy and Lodovico de Visconti is included in the Preliminary Schedule 14C pursuant to Instruction C.

The directors of Peerless Systems Corporation, as a group, have the power to (a) direct the voting of the stock of the Company owned by Peerless Systems Corporation, and (b) direct the disposition of the stock of the Company owned by Peerless Systems Corporation.

We have listed all individuals known to the Company to beneficially own more than five (5%) percent of the Company’s securities.

Joel Stephen Logan, II resigned as a member of the Board of Directors effective February 1, 2016. See Form 8-K filed on February 1, 2016. The Preliminary Schedule 14C has been updated accordingly.

Financial Information, page 22

8. Please disclose the ratio of earnings to fixed charges for the required periods.

Response

The requested information has been included.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please feel free to call me at 205-468-8400 ext 107 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ John S. Lawler

John S. Lawler
Chief Financial Officer
(Principal Accounting Officer)

cc: Bush Ross, P.A.